06037353

SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2006
WASH., D.C. 213 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

OH&R INVESTMENT PLAN
(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

PROCESSED
JUN 3 0 2006
THOMSON
FINANCIAL

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

OH&R Investment Plan
December 30, 2005 and 2004, and Year Ended December 30, 2005
With Report of Independent Registered Public Accounting Firm

OH&R Investment Plan

Audited Financial Statements and Supplemental Schedules

December 30, 2005 and 2004, and
Year Ended December 30, 2005

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions 14
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 15

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator
of the OH&R Investment Plan

We have audited the accompanying statements of net assets available for benefits of the OH&R Investment Plan as of December 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 30, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 30, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio
June 26, 2006

Ernst + Young LLP

OH&R Investment Plan

Statements of Net Assets Available for Benefits

	December 30 2005	December 30 2004
Assets		
Investments, at fair value:		
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	**$ 5,714,277**	$ –
Participant notes receivable	**209,479**	152,630
Common stock	**–**	1,161,493
Mutual funds	**–**	860,041
American Express Trust Company Collective Funds	**–**	2,839,144
Total investments, at fair value	**5,923,756**	5,013,308
Receivables:		
Contribution receivable from participants	**25,231**	6,779
Contribution receivable from The Timken Company	**30,608**	4,050
Total receivables	**55,839**	10,829
Accrued income	**–**	795
Cash, non-interest-bearing	**–**	17,836
Net assets available for benefits	**$ 5,979,595**	$ 5,042,768

See accompanying notes.

OH&R Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 30, 2005

Additions	
Investment income:	
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$ 620,575
Interest and dividends	19,061
	639,636
Contributions:	
Participants	326,836
The Timken Company	280,198
	607,034
Total additions	1,246,670
Deductions	
Benefits paid directly to participants	243,213
Net depreciation in fair value of investments	61,366
Administrative expenses	5,264
Total deductions	309,843
Net increase	936,827
Assets available for benefits:	
Beginning of year	5,042,768
End of year	$ 5,979,595

See accompanying notes.

1. Description of the Plan

The following description of the OH&R Investment Plan (the Plan) provides only general information. Participants should refer to the *Total Rewards* handbook (Summary Plan Description) for a more complete description of the Plan's provisions.

General

OH&R Special Steels Company (the Company) is a subsidiary of The Timken Company. The Plan is a defined contribution plan covering full-time employees of the Marlborough division (those formerly employed by Houghton & Richards Companies) and employees of the Vienna division (those formerly employed by Ohio Alloy Steels, Inc.). The Timken Company is the Plan Administrator. Full-time employees of the Company become eligible to participate in the Plan the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 20% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions, "Matching Contributions," at an amount equal to 100% of the first 3% of the participant's gross earnings and 50% of the excess of 3% up to the next 3% of the participant's gross earnings.

The Plan also provides for a "Core Contribution" by the Company for employees at the Vienna Division who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 1.0% to 4.5%. For the employees of the Marlborough Division, the Plan provides for a "Base Contribution" determined as an allocation of 1% of the participant's prior quarter's earnings and is paid quarterly.

1. Description of the Plan (continued)

Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan's fund options. The Matching Contributions and Base Contributions are invested in the Timken Company Common Stock Fund. Participants are not allowed to direct the investment of the Matching Contributions or Base Contributions made in Timken common shares until January 1, following three calendar years after they were made; reaching the age of 55; 30 years of service, or following retirement. Core Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. Company and participant contributions are made to the Timken Stock Fund. At the end of each plan year all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Vesting in the Core Contribution portion of their account plus actual earnings thereon occurs after completion of three years of service. Vesting of the Base Contribution portion of their account plus actual earnings thereon occurs over a period of three years with 50% vested after one year and an additional 25% in years two and three.

1. Description of the Plan (continued)

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant's vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

Plan Year Change

Effective December 30, 2005, the Plan year-end was changed to December 31.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

2. Accounting Policies

Investment Valuation and Income Recognition

Effective March 24, 2005, trustee responsibilities for the Plan were transferred from American Express Trust Company to JPMorgan (Trustee) and the Plan's investments, excluding participant loans, were invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by The Timken Company. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

The investments of the Plan, except for investment contracts in the Master Trust, are stated at fair value. The Trustee maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $17.79 and $14.51 at December 30, 2005 and 2004, respectively.

Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Effective March 24, 2005, the Trustee holds all the Plan's investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 30, 2005:

Investments, at fair value as determined by quoted market price:	
The Timken Company Common Stock Fund	**$ 371,273,167**
Registered investment companies	**204,247,230**
Common collective funds	**251,476,932**
	826,997,329
Investment contracts (at contract value)	**128,965,546**
	$ 955,962,875

At December 30, 2005, The Timken Company Common Stock Fund consisted of 20,866,014 units of the Company's common stock. The Plan's interest in the Master Trust was 0.6% as of December 30, 2005.

Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The crediting interest rate of the wrap contracts was 5.59% at December 30, 2005. The blended crediting rate of the Stable Value Fund was 5.12% for the period from March 24, 2005 to December 30, 2005. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using the contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

3. Investments (continued)

The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets underlying the wrap contracts is a fixed income portfolio with an average credit quality of AA, and typically invests in United States treasury notes and agencies, investment grade corporate bonds, prepay mortgages, noncallable mortgages, and asset-backed securities. The average yield of the portfolio was 5.23% for the period from March 24, 2005 to December 30, 2005. The fair value of the wrap contracts was $127,627,313 at December 30, 2005.

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP AAG INV-1 and SOP 94-4-1), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans*. Under FSP AAG INV-1 and SOP 94-4-1, the statement of net assets available for benefits must present all investments at fair value as well as net assets available for benefits. The difference between these amounts, calculated as the amounts necessary to adjust the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, must also be presented on the statement of net assets available for benefits. The Plan will be required to adopt FSP AAG INV-1 and SOP 94-4-1 for the year ended December 31, 2006. Plan management is currently evaluating the impact of adoption, which is not expected to be material.

3. Investments (continued)

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. A summary of the Master Trust's net investment income (loss) allocated to participating plans for the period from March 24, 2005 to December 30, 2005, is as follows:

Net appreciation in fair value of investments determined by quoted market price:	
The Timken Company Common Stock Fund	$ 62,912,449
Registered investment companies	15,627,808
Common collective funds	17,964,100
	96,504,357
Net appreciation in investment contracts	4,206,220
Interest and dividends	11,134,434
Total Master Trust	$ 111,845,011

Prior to March 24, 2005, American Express Trust Company was the trustee for the Plan, and held the Plan's investments and executed investment transactions.

During 2005, the Plan's investments held prior to the transfer to the Master Trust (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
The Timken Company Common Stock Fund	$ 31,579
Mutual funds	(35,580)
Collective trust funds	(57,365)
	$ (61,366)

3. Investments (continued)

At December 30, 2004, the fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

The Timken Company Common Stock Fund*	$ 1,161,493
AXP New Dimensions Fund	699,431
American Express Trust U.S. Government Securities Fund II	487,112
American Express Trust Bond Fund II	437,846
American Express Trust Medium-Term Horizon (50:50) Fund	679,117
American Express Trust Equity Index I	1,009,334

*Non-participant-directed

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	December 30	
	2005	**2004**
Investments, at fair value:		
Interest in Master Trust related to The Timken Company Common Stock Fund	**$ 1,518,887**	$ –
The Timken Company Common Stock Fund	–	1,161,493
Receivables:		
Participant and Company contribution receivable	**22,466**	4,215
	$ 1,541,353	$ 1,165,708

4. Non-Participant-Directed Investments (continued)

	Year Ended December 30, 2005
Change in net assets:	
Net appreciation in fair value of investments	$ 282,392
Dividends	28,139
Participant and Company contributions	251,951
Benefits paid directly to participants	(91,619)
Expenses	(2,112)
Transfers to participant directed accounts	(93,106)
	$ 375,645

5. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, believes that the Plan is qualified and the related trust is tax exempt.

7. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 30, 2005:

	Shares	Dollars
Purchased	1,594,264	$ 24,067,388
Issued to participants for payment of benefits	109,238	1,162,930
Dividends received	351,293	5,401,271

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Timken Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

OH&R Investment Plan

EIN #34-0577130 Plan #002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 30, 2005

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$934	$934

OH&R Investment Plan

EIN #34-0577130 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 30, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable	Interest rates ranging from 5.0% to 10.5%	$ 209,479

*Indicates party in interest to the Plan.

Audited Financial Statements and Supplemental Schedules

OH&R Investment Plan
December 31 and 30, 2005, and One-Day Period Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

OH&R Investment Plan

Audited Financial Statements and Supplemental Schedules

December 31 and 30, 2005, and
One-Day Period Ended December 31, 2005

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions 11
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 12

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator
of the OH&R Investment Plan

We have audited the accompanying statements of net assets available for benefits of the OH&R Investment Plan as of December 31 and 30, 2005, and the related statement of changes in net assets available for benefits for the one day period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31 and 30, 2005, and the changes in its net assets available for benefits for the one day period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006

OH&R Investment Plan

Statements of Net Assets Available for Benefits

	December 31, 2005	December 30, 2005
Assets		
Investments, at fair value:		
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	**$ 5,714,277**	$ 5,714,277
Participant note receivable	**209,479**	209,479
Total investments, at fair value	**5,923,756**	5,923,756
Receivables:		
Contribution receivable from participants	**25,970**	25,231
Contribution receivable from The Timken Company	**31,053**	30,608
Total receivables	**57,023**	55,839
Net assets available for benefits	**$ 5,980,779**	$ 5,979,595

See accompanying notes.

OH&R Investment Plan

Statement of Changes in Net Assets Available for Benefits

One-Day Period Ended December 31, 2005

Additions	
Contributions:	
Participants	$ 739
The Timken Company	445
Total additions	1,184
Assets available for benefits:	
At beginning of one-day period	5,979,595
At end of one-day period	$ 5,980,779

See accompanying notes.

1. Description of the Plan

The following description of the OH&R Investment Plan (the Plan) provides only general information. Participants should refer to the *Total Rewards* handbook (Summary Plan Description) for a more complete description of the Plan's provisions.

General

OH&R Special Steels Company (the Company) is a subsidiary of The Timken Company. The Plan is a defined contribution plan covering full-time employees of the Marlborough division (those formerly employed by Houghton & Richards Companies) and employees of the Vienna division (those formerly employed by Ohio Alloy Steels, Inc.). The Timken Company is the Plan Administrator. Full-time employees of the Company become eligible to participate in the Plan the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 20% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions, "Matching Contributions," at an amount equal to 100% of the first 3% of the participant's gross earnings and 50% of the excess of 3% up to the next 3% of the participant's gross earnings.

The Plan also provides for a "Core Contribution" by the Company for employees at the Vienna Division who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 1.0% to 4.5%. For the employees of the Marlborough Division, the Plan provides for a "Base Contribution" determined as an allocation of 1.0% of the participant's prior quarter's earnings and is paid quarterly.

1. Description of the Plan (continued)

Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan's fund options. The Matching Contributions and Base Contributions are invested in the Timken Company Common Stock Fund. Participants are not allowed to direct the investment of the Matching Contributions or Base Contributions made in Timken common shares until January 1, following three calendar years after they were made; reaching the age of 55; 30 years of service, or following retirement. Core Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. Company and participant contributions are made to the Timken Stock Fund. At the end of each plan year all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Vesting in the Core Contribution portion of their account plus actual earnings thereon occurs after completion of three years of service. Vesting of the Base Contribution portion of their account plus actual earnings thereon occurs over a period of three years with 50% vested after one year and an additional 25% in years two and three.

1. Description of the Plan (continued)

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant's vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

Plan Year Change

Effective December 30, 2005, the Plan year-end was changed to December 31.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

2. Accounting Policies

Investment Valuation and Income Recognition

Effective March 24, 2005, trustee responsibilities for the Plan were transferred from American Express Trust Company to JPMorgan (Trustee) and the Plan's investments, excluding participant loans, were invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by The Timken Company. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

The investments of the Plan, except for investment contracts in the Master Trust, are stated at fair value. The Trustee maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $17.79 at December 31 and 30, 2005.

Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Effective March 24, 2005, the Trustee holds all the Plan's investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 31, 2005:

Investments, at fair value as determined by quoted market price:	
The Timken Company Common Stock Fund	**$ 371,273,167**
Registered investment companies	**204,247,230**
Common collective funds	**251,476,932**
	826,997,329
Investment contracts (at contract value)	**128,965,546**
	$ 955,962,875

At December 31, 2005, The Timken Company Common Stock Fund consisted of 20,866,014 units of the Company's common stock. The Plan's interest in the Master Trust was 0.6% as of December 31, 2005.

Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The crediting interest rate of the wrap contracts was 5.59% at December 31, 2005. The blended crediting rate of the Stable Value Fund was 5.12% at December 31, 2005. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using the contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets underlying the wrap contracts is a fixed income portfolio with an average credit quality of AA, and typically invests in United States treasury notes and agencies, investment grade corporate bonds, prepay mortgages, noncallable mortgages, and asset-backed securities. There was no appreciation (depreciation) in the contract value of the Stable Value Fund for the one-day period ended December 31, 2005. The fair value of the wrap contracts was $127,627,313 at December 31, 2005.

3. Investments (continued)

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP AAG INV-1 and SOP 94-4-1), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA* Investment *Company Guide and Defined-Contribution Health and Welfare Pension Plans*. Under FSP AAG INV-1 and SOP 94-4-1, the statement of net assets available for benefits must present all investments at fair value as well as net assets available for benefits. The difference between these amounts, calculated as the amounts necessary to adjust the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, must also be presented on the statement of net assets available for benefits. The Plan will be required to adopt FSP AAG INV-1 and SOP 94-4-1 for the year ended December 31, 2006. Plan management is currently evaluating the impact of adoption, which is not expected to be material.

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	December 31, 2005	December 30, 2005
Investments, at fair value:		
Interest in Master Trust related to Timken Company Common Stock Fund	$1,518,887	$1,518,887
Receivables:		
Participant and Company contributions receivable	22,936	22,466
	$1,541,823	$1,541,353

	One-Day Period Ended December 31, 2005
Changes in net assets:	
Participant and Company contributions	$ 470

5. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, believes that the Plan is qualified and the related trust is tax exempt.

7. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Timken Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

OH&R Investment Plan

EIN #34-0577130 Plan #002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2005

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$934	$934

OH&R Investment Plan

EIN #34-0577130 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable	Interest rates ranging from 5.0% to 10.5%	$ 209,479

*Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OH&R INVESTMENT PLAN

Date: June 28, 2006

By: [signature]
Scott A. Scherff
Assistant Secretary

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41155) pertaining to the OH&R Investment Plan of The Timken Company of our report dated June 26, 2006, with respect to the financial statements and schedules of the OH&R Investment Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2005.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006

Exhibit 23. 2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41155) pertaining to the OH&R Investment Plan of The Timken Company of our report dated June 26, 2006, with respect to the financial statements and schedules of the OH&R Investment Plan included in this Annual Report (Form 11-K) for the one day period ended December 31, 2005.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006